Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8, No. 333-00000) of Cantel Medical Corp. (the “Company”), for the registration of 1,000,000 shares of its common stock pertaining to the 2006 Equity Incentive Plan, of our reports dated October 12, 2006, with respect to the consolidated financial statements and schedule of the Company, the Company’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended July 31, 2006 filed with the Securities and Exchange Commission.

By:	/s/ Ernst & Young LLP

Metro Park, New Jersey
January 30, 2007